Exhibit 99(c)
Supplement to Present Required Information in Searchable Format

FIVE-YEAR PERFORMANCE GRAPH
	2015	2016	2017	2018	2019	2020

GE	$100	$105	$60	$27	$41	$40
S&P 500	100	112	136	130	171	203
S&P Industrial	100	119	144	125	161	179
DJIA	100	116	149	144	180	198